EXHIBIT 99.02

Change of acting spokesperson

Date of events: 2017/03/01

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):acting spokesperson

2.Date of occurrence of the change:2017/03/01

3.Name, title, and resume of the replaced person: Hsu-Hui Ho, acting spokesperson

4.Name, title, and resume of the replacement:None

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:2017/03/01

8.Any other matters that need to be specified: None